ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

November 30, 2017
VIA FEDEX AND EDGAR

Re:    Genocea Biosciences, Inc.
Form 10-K for the period ended December 31, 2016
Filed February 17, 2017
File No. 001-36289

Suzanne Hayes
Ada D. Sarmento
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Hayes and Ms. Sarmento

On behalf of Genocea Biosciences, Inc. (the “Company”), we are hereby providing the following response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 16, 2017 related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. To assist your review, we have presented the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by the Company.
Form 10-K for the period ended December 31, 2016
Our Immuno-Oncology Program, page 12

1.
We note your response to our prior comment 3 and reissue the comment, in part. Please confirm that you will disclose the material terms of these collaboration agreements, including financial obligations, payments paid to date, commercialization rights and term and termination provisions. Please provide us with a detailed analysis supporting your determination that these agreements are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment: The Company acknowledges the Staff’s comment and advises the Staff that neither the DFCI agreement nor MSKCC agreement (the “Collaboration Agreements”) is material to the Company. The Company entered into these Collaboration Agreements to demonstrate proof of concept for identifying targets for cancer vaccines. Pursuant to the

Collaboration Agreements, both DFCI and MSKCC merely provided blood and tumor samples to the Company that were screened in the Company’s ATLAS program at the Company’s research facility for the Company to identify immunotherapy targets associated with protective T cell responses. Neither DFCI nor MSKCC are using, or have any rights to use, the ATLAS discovery platform. The results of research activities performed under these Collaboration Agreements are owned by the Company. Research results have been and may continue to result in published material by the Company regarding ATLAS and the Company’s ability to generate meaningful scientific results that support the Company’s theses on T cell activity and targets.
Activities under the DFCI agreement were completed in 2014. The MSKCC agreement has a two-year term and expires in November 2017. The Company has neither paid any amounts nor has any financial obligation to either DFCI or MSKCC under each of these Collaboration Agreements, and the financial obligations owed to the Company were immaterial. The Company received $60,000 under the DFCI agreement and MSKCC has no payment obligations to the Company under the MSKCC agreement.
The Company is a biopharmaceutical company that discovers and develops novel vaccines and immunotherapies to address diseases with significant unmet needs.
The results of the activities under the Collaboration Agreements were not intended, and are not expected, to be used by the Company to identify or develop any product candidates, and the Company is not dependent on either agreement to develop any of its product candidates or for any other aspects of its business.
For the foregoing reasons, the Company has concluded that these Collaboration Agreements are not required to be filed as exhibits to its Form 10-K or any other filing, as they are not material to the Company and the Company is not “substantially dependent” on these Collaboration Agreements within the meaning of Item 601(b)(10) of Regulation S-K. In addition, since these Collaboration Agreements are not material to the Company, the Company does not believe that disclosing the material terms of these Collaboration Agreements is required or useful for investors and asks the Commission to reconsider its request that the Company disclose the material terms of these Collaboration Agreements.
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Please do not hesitate to call me at 617-951-7826 with any questions or further comments

Sincerely,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc:	William Clark Jonathan Poole